UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  November 14, 2006                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   NOVEMBER 14, 2006

             TUMI RESOURCES COMPLETES AIRBORNE EM GEOPHYSICAL SURVEY
                      IN THE BERGSLAGEN DISTRICT OF SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the completion of airborne (by helicopter) electromagnetic ("EM") geophysical surveys (the "Surveys") over the Company's Oster Silvberg, Tomtebo and Vitturn projects in the Bergslagen District of Sweden. The Surveys comprised about 500 line-kilometres with line spacings of 100 metres and covered a total area of about 50 km(2). The Surveys complete Tumi's EM program in Sweden for this year, which has also included two ground EM surveys (Sala and Kalvbacken). All data collected from the surveys will be interpreted by the respective geophysical contractors and results will be reported when received.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Bergslagen district of Sweden and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.